                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 10)*

                             LIQUI-BOX CORPORATION
                           --------------------------
                                (Name of Issuer)

                        COMMON SHARES, without par value
                       ----------------------------------
                         (Title of Class of Securities)

                                   536314107
                               ------------------
                                 (CUSIP Number)

                                Samuel B. Davis
                             Liqui-Box Corporation
                                 P. O. Box 494
                         Worthington, Ohio  43085-0494
                                 (614) 888-9280
       -----------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 28, 1997
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

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                                  SCHEDULE 13D

CUSIP NO. 536314107

1. NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Samuel B. Davis


2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                           (a) [   ]
                                                           (b) [ X ]

3. SEC USE ONLY



4. SOURCE OF FUNDS (SEE INSTRUCTIONS)

     PF; SC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)             [   ]


6. CITIZENSHIP OR PLACE OF ORGANIZATION  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.                SOLE VOTING POWER:                   1,554,518 common shares

8.                SHARED VOTING POWER:                    -0-

9.                SOLE DISPOSITIVE POWER:              1,427,491 common shares

10.               SHARED DISPOSITIVE POWER:             127,027 common shares


11.               AGGREGATE AMOUNT BENEFICIALLY OWNED
                  BY EACH REPORTING PERSON:           1,554,518 common shares


12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):            [   ]


13. PERCENT OF CLASS REPRESENTED BY AMOUNT                  29.7%
    IN ROW (11):


14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):             IN







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                                SAMUEL B. DAVIS
                              AMENDMENT NO. 10 to
                                  SCHEDULE 13D


Item 1.   Security and Issuer.

     This Amendment No. 10 to the Schedule 13D filed by the reporting person relates to common shares, each without par value (the "Common Shares"), of Liqui-Box Corporation, an Ohio corporation (the "Issuer"), the principal executive offices of which are located at 6950 Worthington-Galena Road, P.O. Box 494, Worthington, Ohio 43085-0494.


Item 3.   Source and Amount of Funds or Other Consideration.

     On September 28, 1997, under the terms of the S.S. Davis Residual Trust (the "Davis Residual Trust"), the reporting person became Successor Trustee upon the death of his mother who had been the Trustee. As Successor Trustee of the S.S. Davis Residual Trust, the reporting person holds, and exercises sole voting and investment power with respect to, the 490,113 Common Shares of the Issuer in the Trust.

     During the period since the end of the 1996 fiscal year of the Issuer, pursuant to the Liqui-Box Corporation Employees' Profit Sharing and Salary Deferral Plan (the "Liqui-Box 401(k) Plan"), 343 Common Shares were acquired for the reporting person's account at average prices ranging from $27.50 to $33.33. These Common Shares were purchased with employer contributions and contributions made by the reporting person to the Liqui-Box 401(k) Plan. The reporting person exercises no voting or investment power with respect to these Common Shares.

     In addition, during the period since the end of the 1996 fiscal year of the Issuer, pursuant to the Liqui-Box Corporation Employee Stock Ownership Plan (the "Liqui-Box ESOP"), 592 Common Shares were acquired for the reporting person's account at average prices ranging from $30.75 to $32.63. These Common Shares were purchased with contributions made by the reporting person to the Liqui-Box ESOP. The reporting person exercises sole voting and investment power with respect to these Common Shares.

Item 4.   Purpose of Transaction.

     See Items 3 and 5. In addition, Mr. Davis may acquire additional Common Shares of the Issuer as a result of his participation in the Liqui-Box 401(k) Plan and the Liqui-Box ESOP and as a result of the grant of options to him under the Issuer's 1990 Stock Option Plan. The reporting person otherwise has no present plans or proposals which relate to or would result in any of the events or changes described in sub-items (a) through (j) of Item 4 of Schedule 13D.


Item 5.   Interest in Securities of the Issuer.

(a)  and (b) The aggregate number and percentage of Common Shares of the
             Issuer beneficially owned by the reporting person as of December 4, 1997, and the nature of such ownership is as follows:


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
                                NATURE OF                        PERCENT
     COMMON SHARES         BENEFICIAL OWNERSHIP                OF CLASS (1)
     ----------------------------------------------------------------------

             1,427,491 (2)   Sole Voting and Sole Dispositive      27.3%
               127,027 (3)   Sole Voting and Shared Dispositive     2.4%
             ---------                                             -----
             1,554,518                                             29.7%


----------------------

(1) Based upon 5,156,558 Common Shares outstanding as of December 4, 1997 and the number of Common Shares as to which the reporting person had the right to acquire beneficial ownership upon the exercise of options exercisable within 60 days of December 4, 1997.

(2) Includes 72,777 Common Shares which are subject to options held by the reporting person which are exercisable within 60 days of December 4, 1997. Supplemental Retirement Discounted Options become exercisable upon termination of the reporting person's employment (other than upon termination for cause); provided, however, that the Supplemental Retirement Discounted Options become fully exercisable upon an earlier change in control of the Issuer. For purposes of determining options which are presently exercisable, it is assumed that the reporting person will not terminate his employment with the Issuer during the next 60 days.

     Also includes 61,376 Common Shares held for the reporting person's account in the Liqui-Box ESOP.

     Also includes 490,113 Common Shares of the Issuer held by the reporting person as Successor Trustee under the S.S. Davis Residual Trust.

(3) Includes 127,027 Common Shares deposited with the reporting person in his capacity as voting trustee of a voting trust. The reporting person exercises sole voting power with respect to the Common Shares deposited in the voting trust; however, the person who deposited the Common Shares in the voting trust retained investment power, subject to a right of first refusal in the reporting person, and the right to receive dividends thereon. The voting trust expires on September 29, 2003.

     (c) Other than the transactions reported in Item 3, the reporting person has not effected any transactions in Common Shares of the Issuer since the date of Amendment No. 9 to the reporting person's Schedule 13D (May 30, 1997).

     (d) See footnote (3) to table included under Items 5(a) and 5(b).


     (e) Inapplicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          There are no contracts, arrangements, understandings or relationships (legal or otherwise) not disclosed in Item 3 or in Item 5 between the reporting person and any other person with respect to any securities of the Issuer, except that the trustee of the Liqui-Box ESOP may vote the 61,376 Common Shares held in the account of the reporting person in its discretion if he does not exercise his power to direct the trustee how to vote and the trustees of the 401(k) Plan exercise shared voting and investment power with respect to the Common Shares held in the reporting person's account in the Liqui-Box 401(k) Plan, as to which Common Shares the reporting person has no voting or investment power.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: December 22, 1997                    /s/ Samuel B. Davis
                                           ---------------------------
                                           Samuel B. Davis





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